UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                          CROWN PACIFIC PARTNERS, L.P.
- --------------------------------------------------------------------------------
                                (Name of Issuer)
               Common Units representing limited partner interests
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   228439 10 5
             ------------------------------------------------------
                                 (CUSIP Number)
                                 Peter W. Stott
                          Crown Pacific Partners, L.P.
                            121 S.W. Morrison Street
                                   Suite 1500
                             Portland, Oregon 97204
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 6, 1996
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



                                  SCHEDULE 13D

- ---------          -----------
CUSIP No.          228439 10 5                                            2
- ---------          -----------
- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter W. Stott
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     / /

                                                                    (b)     / /
- --------------------------------------------------------------------------------
3         SEC USE ONLY

- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Securities acquired pursuant to an exchange offer and pursuant to a purchase with cash.
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         / /

- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
- --------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       27,694 Common Units; 692,586
         BENEFICIALLY                    Subordinated Units
           OWNED BY             -----------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING                     195,000 Common Units (See Item 5)
            PERSON               -----------------------------------------------
             WITH               9        SOLE DISPOSITIVE POWER
                                         27,694 Common units, 692,586
                                         Subordinated Units
                                -----------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         195,000 Common Units (See Item 5)
- -------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         222,694 Common Units; 692,586 Subordinated Units
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           /x/

         Does not include 2,711,318 Subordinated Units held by Crown Pacific, Ltd., of which Mr. Stott is a member of the board of directors and a shareholder. Mr. Stott disclaims beneficial ownership of such Units.
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.6%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- ---------          -----------
CUSIP No.          228439 10 5                                              3
- ---------          -----------

- --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Roger L. Krage
- --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     / /
                                                                   (b)     /x/
- --------------------------------------------------------------------------------

3         SEC USE ONLY
- --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Securities acquired pursuant to an exchange offer and pursuant to a purchase with cash.
- --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         / /
- --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

- --------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       382 Common Units; 50,919 Subordinated
         BENEFICIALLY                    Units
           OWNED BY              ---------------------------------------------
            EACH                8        SHARED VOTING POWER
          REPORTING                      195,000 Common Units (See Item 5)
           PERSON
            WITH                9        SOLE DISPOSITIVE POWER
                                         382 Common Units; 50,919 Subordinated
                                          Units
                                 ---------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         195,000 Common Units (See Item 5)
                                 ---------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         195,382 Common Units; 50,919 Subordinated Units
- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           / /
- --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0%
- --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This  Amendment  No. 3 (the  "Amendment  No.  3") to the  Statement  on
Schedule 13D (as heretofore amended, the "Schedule 13D") filed on behalf of Mr. Peter W. Stott and Mr. Roger L. Krage (together, the "Reporting Persons"), general partners of SK Partners, an Oregon general partnership ("SK Partners"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(e) of the Act.

         Unless  otherwise  indicated,   each  capitalized  term  used  but  not
otherwise  defined  herein  shall have the meaning  assigned to such term in the
Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended and supplemented as follows:

         On July 31, 1996, SK Partners entered into an Underwriting Agreement (the "Underwriting Agreement") among Crown Pacific Partners, L.P. (the "Partnership"), Crown Pacific, Ltd., an Oregon corporation, Crown Pacific Management Limited partnership, a Delaware limited partnership, Crown Pacific Limited Partnership, a Delaware limited partnership, Fremont Crown Partners, a California general partnership, Sequoia Ventures, Inc., a Delaware corporation, SK Partners, Fremont CPL Partners, L.P., a California limited partnership, certain other selling unitholders, and the underwriters party thereto (the "Underwriters").

         Pursuant  to  the  Underwriting   Agreement,  on  August  6,  1996  the
Partnership, SK Partners and the other selling unitholders sold to the Undewriters an aggregate of 10,102,800 Common Units, at a price to public of $19.00 per Common Unit, net of a $0.95 per Common Unit underwriting discount, resulting in $18.05 per Common Unit net proceeds to the Partnership and the selling unitholders. SK Partners sold 440,000 of such Common Units.


Item 5.  Interest in Securities of the Issuer

         (a) (1) Mr. Stott beneficially owns 915,280 Units (which includes 222,694 Common Units and 692,586 Subordinated Units convertible into Common Units upon the occurrence of certain events), which represent approximately 3.6% of the outstanding Common Units. Mr. Stott disclaims beneficial ownership of 2,711,318 Subordinated Units held by CPL.

               (2) Mr. Krage beneficially owns 246,301Units (which includes 195,382 Common Units and 50,919 Subordinated Units) which represent approximately 1.0% of the outstanding Common Units. Mr. Krage disclaims beneficial ownership of 180,000 of the 195,000 Common Units he has shared power to vote and dispose of with Mr. Stott.



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



         (b) As of the date hereof, Mr. Stott has the sole power to vote and dispose of 27,694 Common Units and 692,586 Subordinated Units and (2) Mr. Krage has the sole power to vote and dispose of 382 Common Units and 50,919 Subordinated Units. Mr. Stott and Mr. Krage have shared power to vote and dispose of 195,000 Common Units.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Item 6 is hereby amended and supplemented as follows:

         In connection with the sale of 440,000 Common Units by SK Partners, Fremont released Mr. Stott and Mr. Krage from the pledge as to the entire 635,000 Common Units.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 1996

                                            /s/Peter W. Stott
                                               Peter W. Stott


                                            /s/Roger L. Krage
                                               Roger L. Krage



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